Exhibit 1
UPDATED & CONSOLIDATED ARTICLES OF ASSOCIATION COMPRISING THE AMENDMENTS EFFECTED BY THE DEED ENACTED ON APRIL 25TH, 2006
I. Name, Duration, Object, Registered Office
     Article 1. There is hereby formed a Corporation in the form of a société anonyme, under the name of “GEMPLUS INTERNATIONAL S.A.”
     Article 2. The Corporation is established for an unlimited duration.
     Article 3. The object of the Corporation shall be:
     to manufacture and trade in all types of electrical, electronic, or mechanical goods or equipment and in software and software services;
     to purchase, manufacture and sell all products, components and materials which may be used in the context of the above-mentioned activities;
     to provide all services and act as general contractor for all projects relating to or in connection with the above-mentioned activities; and
     to perform research and scientific and technical studies on, to apply for, acquire, develop and license, all patents, licenses, inventions, processes, brands, and models that may have a connection with the Corporation’s purpose.
     The Corporation may also carry out all transactions pertaining directly or indirectly to the acquiring of participating interests in any enterprises in whatever form and the administration, management, control and development of those participating interests.
     In particular, the Corporation may use its funds for the establishment, management, development and disposal of a portfolio consisting of any securities and other financial investments and patents and other intellectual property rights of whatever origin, and participate in the creation, development and control of any enterprise, the acquisition, by way of investment, subscription, underwriting or option, of securities and other financial investments and patents and other intellectual property rights. The Corporation may also sell, transfer, exchange or otherwise develop such securities and other financial investments and patents and other intellectual property rights and grant to other companies or enterprises or natural persons any support, loans, advances or guarantees.
     The Corporation may also carry out any commercial, industrial or financial operations, any transactions in respect of real estate or movable property, which the Corporation may deem useful to the accomplishment of its purposes.
     Article 4. The registered office of the Corporation is established in the City of Luxembourg within the Board of Directors may decide to establish and transfer such registered office. Branches or other offices may be established either in Luxembourg or abroad by resolution of the board of directors.
     In the event that the board of directors determines that extraordinary political, economic or social developments have occurred or are imminent, that would interfere with the normal activities of the Corporation at its registered office or with the ease of communication between such office and persons abroad, the registered office may be temporarily transferred abroad until the complete cessation of these abnormal circumstances; such temporary measures shall have no effect on the nationality of the Corporation which, notwithstanding the temporary transfer of its registered office, will remain a Luxembourg Corporation.

II. Share Capital, Shares
     Article 5.
     5.1. The subscribed capital is set at one hundred and thirty three million seven hundred and thirty four thousand four hundred and fifteen point zero seven Euro (Euro 133,734,415.07) consisting of six hundred and thirty one million six hundred and thirty thousand seven hundred and seventy one shares (631,630,771) in registered form without nominal value.
     5.2. The authorised capital is fixed at four hundred million Euro (Euro 400,000,000) consisting of one billion eight hundred and eighty-nine million four hundred and sixty-six thousand two hundred and twenty-six (1,889,466,226) shares, of no nominal value.
Out of the authorised share capital, the board of directors is authorised to issue further shares up to the total authorised share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring (x) for issues of shares reserved pursuant to items (i) to (iv) in 5.2.1. below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on 25th April 2006, and (y) for any other issues of shares pursuant to 5.2.2. hereunder on the third anniversary after the date of publication of the minutes of the extraordinary general meeting held on 27th April 2004 (each time subject to extensions) and to determine the conditions of any such subscription (provided that part of the authorised capital is reserved as described below).
     5.2.1. Out of the authorised share capital the following items (i) to (iv) shall be reserved with no pre-emption rights for:
(i)	the issue of a maximum of twenty million (20,000,000) shares in exchange at a ratio of fifty (50) new shares in the Corporation for one (1) share of classes A, B or C of Gemplus S.A., a company incorporated under the laws of the Republic of France, registered in Marseille, under the number 349711200 ;

(ii)	the issue of a maximum of fifty-six million eight hundred forty-five thousand and seven hundred (56,845,700) shares either in exchange at a ratio of fifty (50) new shares of the Corporation for one share of Gemplus S.A. to be issued under any of the Gemplus S.A. stock option plans in existence on 1st February 2000 or before or with respect to options to be issued by the Company to subscribe for shares in the Company upon terms identical to those existing for options issued under any of the Gemplus S.A. stock option plans in existence on 1st February, 2000 or before, against surrender or exchange of, or renunciation to, such latter stock options in the same amounts on an adjusted basis (subject to the applicable ratio);
     (iii) the issue of a maximum of fifty million (50,000,000) shares with respect to the options granted to the employees or officers of the Gemplus group (including any subsidiaries or affiliates of the Corporation) in accordance with the stock option plan as from time to time determined by the board of directors subject to such further conditions as may be imposed by the general meeting of shareholders; and
     (iv) the issue of a total number of a maximum of up to sixty million (60,000,000) shares without nominal value to senior management, board members and/or executives throughout the Gemplus Group either (a) by way of stock options, the terms and conditions thereof and/or relating thereto to be determined by the board of directors in its sole discretion, and/or (b) except in the case of board members, by way of free shares, the Corporation transferring, upon the issue of such free shares, an amount equivalent to the accounting par of such shares from its realised profits or distributable reserves to its share capital.

     5.2.2. Notwithstanding the foregoing it is specified that any other issues of shares within the authorised share capital may be made with or without reserving to the existing shareholders a preferential subscription right as determined by the board of directors, including but without limitation for issues of shares in the cases foreseen under 5.2.1 above but for a higher number of shares.
     5.3. A capital increase within the limits of the authorised capital shall be recorded by a notarial deed, prepared at the request of the board of directors against presentation of the documents providing for the share subscriptions and payment therefor.
     5.4. The authorised and the subscribed capital of the Corporation may be increased or reduced by a resolution of the shareholders adopted in the manner required for amendment of these Articles of Incorporation.
     5.5. The Corporation may, to the extent and under terms permitted by law, redeem its own shares.
     Article 6. The shares of the Corporation may be in registered form only. Share certificates will be issued for shares in such denominations as the board of directors shall prescribe. The share certificates shall be in such form and shall bear such legends and such identification number as shall be determined by the board of Directors. The share certificates shall be signed manually or by facsimile by one director and the secretary of the Corporation. The board of directors may provide for compulsory authentication of the share certificates by the Registrar(s).
     All shares in the Corporation shall be registered in the register(s) of shareholders which shall be kept by the persons designated therefor by the Corporation and such register(s) of shareholders shall contain the name of each holder of shares, his residence and/or elected domicile and the number of shares held by him. A transfer of shares shall be carried out by means of a declaration of transfer entered in the said register, dated and signed by the transferor and the transferee or by their duly authorised representatives. The Corporation may accept and enter in the register a transfer on the basis of correspondence or other documents recording the agreement between the transferor and the transferee.
     The Corporation may appoint registrars in different jurisdictions who will each maintain a separate register for the shares entered therein and the holders of shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register. Such separate registers are open for inspection. The board of directors may however restrict the ability to transfer shares that are registered, listed quoted, dealt in, or have been placed in certain jurisdictions. The transfer to the register kept at the registered office in Luxembourg may always be requested.
     Unless otherwise notified shareholders shall be registered directly in the register of shareholders held at the registered office of the Corporation.
     A register of registered shares will be kept at the registered office of the Corporation, where it will be available for inspection by any shareholder. Ownership of registered shares will be established by inscription in the said register.
     If a share certificate in respect of a registered share is damaged or defaced or alleged to have been lost or destroyed, a new registered share certificate may be issued to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost or destroyed) compliance which such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Corporation in connection with the request as the board may think fit.
     In the event that a holder of shares does not provide an address to which all notices or announcements from the Corporation may be sent, the Corporation may permit a notice to this effect to be entered into the register(s) of shareholders and such holder’s address will be deemed to be at the registered office of the Corporation or such other address as may be so entered by the Corporation from time to time, until a different address shall be provided to the Corporation by such holder. The holder may, at any time, change his address as entered in the register(s) of shareholders by means of written notification to the Registrar. The Corporation will recognise only one holder per share; in case a share is held by more than one person, the persons claiming ownership of the share will have to name a single proxy to represent the share vis-à-vis the Corporation. The Corporation has the right to suspend the exercise of all rights attached to that share until one person has been so appointed.
     Anyone who acquires or disposes of shares (or other securities representing the Corporation’s shares such as, but without limitation, American Depositary Shares or Global Depositary Shares) in the Corporation as a result of which the proportion of voting rights held by that person reaches or exceeds 2 percent or any integral multiple thereof of the total voting rights existing at the time of the relevant acquisition or disposition shall notify the Corporation within a period of 8 days of the proportion of voting rights such holder holds following the relevant acquisition or disposal. The conditions for determining the voting rights held by a holder shall be those set out in the law of 4th December, 1992 on the information to be published when a major holding in listed companies is acquired or disposed of.
     In event that a shareholder meets one of the above thresholds but fails to notify the Corporation thereof, the Corporation may suspend any rights attached to the shares held by such shareholder including but not limited to the voting rights and dividend rights attached thereto until such declaration shall have been made or until the Corporation shall receive satisfactory evidence that no such declaration is due.
III. General meetings of shareholders
     Article 7. Any regularly constituted meeting of shareholders of the Corporation shall represent the entire body of shareholders of the Corporation. It shall have the broadest powers to order, carry out or ratify acts relating to the operations of the Corporation.
     The general meeting is convened by the board of directors. It may also be convened at the request of shareholders representing at least 20% of the Corporation’s share capital or by the chairman or any vice-chairman of the board of directors. In case at least 20% of the shareholders request to hold a general meeting, the board of directors shall be obliged to convene a meeting so that it is held within one month.
     Any notice of a general meeting shall be published if and as required by applicable law or stock exchange regulation and shall be sent to all registered shareholders by mail (or registered mail in case no publication is made in accordance with Luxembourg law) at least 20 days before the meeting. Notice shall be deemed to have been given when deposited in the mail as aforesaid. To the extent no publication is required by applicable law or stock exchange regulation, any notice of a general meeting shall be published in one Luxembourg Newspaper.
     Article 8. The annual general meeting of shareholders shall be held at the registered office of the Corporation, or at such other place in Luxembourg as may be specified in the notice of meeting, on the last Tuesday of April at 11.00 a.m.
     If such day is a legal holiday in the Grand-Duchy of Luxembourg the annual general meeting shall be held on the next following business day. Other meetings of shareholders may be held at such place and time as may be specified in the respective notices of meeting. Resolutions at a meeting of shareholders duly convened will be passed by a simple majority of those present or represented. Each share is entitled to one vote. A shareholder may act at any meeting of shareholders by appointing another person as his proxy in writing, cable, telegram, telex or telefax. The board of directors may determine any other conditions that must be fulfilled by shareholders for them to take part in any meeting of shareholders including, without limiting the generality of the foregoing, the record date for determining the shareholders entitled to receive notice of the general meeting. Unless otherwise decided by the board of directors the record date for admission to the shareholders’ meeting shall be ten business days in Luxembourg before the general meeting of shareholders and proxies will have to be deposited at the registered office of the Corporation or such other place as may be specified in the notice of the meeting according to the conditions set by the Corporation.
     There shall be three or more officers supervising the proceedings of any General Meeting, namely the chairman of the meeting, the secretary of the meeting and one or more scrutineers.
     The chairman of the board, failing whom, the vice-chairman, failing whom the secretary of the Corporation shall preside as chairman at every general meeting, or if, at any general meeting neither the chairman nor the vice-chairman nor the secretary are present within 15 minutes after the time appointed for holding such meeting, those present or represented and entitled to vote shall choose one of their number or some other person to be chairman.
     The secretary of the Corporation shall act as secretary of the meeting or if at any general meeting the secretary of the Corporation be not present within 15 minutes after the time appointed for holding such meeting, the chairman of the meeting shall designate a director as secretary of the meeting, and if no director is present, the chairman of the meeting shall choose any person present as secretary.
     The meeting shall designate any other person or persons present as scrutineer.
     At any time before the close of any general meeting the board may adjourn the meeting for four weeks, and it shall do so if requested by shareholders holding shares representing at least one-fifth of the outstanding issued capital. An adjournment shall annul any decision taken. At any reconvened general meeting the board may refuse any request for any second adjournment under this article.
     Only an extraordinary general meeting of shareholders may amend any provisions of the articles of incorporation. The nationality of the Corporation may only be changed and the commitments of its shareholders may be only be increased, with the unanimous consent of the shareholders.
     An extraordinary general meeting called to amend the articles of incorporation shall not validly deliberate unless at least one-half of the capital is present or represented and the agenda describes the proposed amendments to the articles of incorporation and, where applicable, the text of those amendments which concern the object or the form of the Corporation. The full text of such amendments will be available upon request at the registered office of the Company before the meeting. If half of the capital is not present or represented, a second meeting with the same agenda may be convened by the board of directors in accordance with applicable law and regulations. The second meeting shall validly deliberate regardless of the proportion of the capital represented. The resolutions at both meetings may only be adopted by at least two-thirds of the votes of the shareholders present or represented.
IV. Board of Directors
     Article 9. The Corporation shall be managed by a board of directors composed of no less than three (3) members who need not be shareholders. The directors shall be appointed by the general meeting of shareholders.
     The chairman of the meeting shall introduce to the shareholders the candidates for election to the board of directors. The shareholders shall vote on each candidate individually. Board members are elected by the simple majority of votes of the shareholders present or presented and voting at the relevant meeting pursuant to the simple majority rules for election of directors under applicable Luxembourg law.
     The term of office of a director may not exceed three years, provided that the directors shall hold office until their successors are elected. The age limit of directors is seventy (70) years. Any director may be removed at any time with or without cause by the general meeting of shareholders by a simple majority vote of the shareholders present or represented. In the event of a vacancy in the office of a director because of death, retirement or otherwise, this vacancy may be filled on a temporary basis until the next meeting of shareholders, by observing the applicable legal prescriptions. Any director is eligible for re-election.

     Article 10. The board of directors shall choose from among its members a chairman, who will not have a casting vote, and shall choose one or more vice-chairmen. It may also choose a secretary, who need not be a director and who shall be responsible for keeping the minutes of the meetings of the board of directors. The board of directors shall meet upon call by the chairman or by a vice-chairman at the place indicated in the notice of meeting.
     The chairman shall preside at all meetings of the board of directors, but in his absence the board of directors may appoint a chairman pro tempore by vote of the majority present at any such meeting.
     Any director may act at any meeting of the board of directors by appointing another director in writing or by telefax or by e-mail with digital signature.
     A director may represent more than one of his colleagues.
     Any director may participate in any meeting of the board of directors by conference-call or by other similar means of communication allowing all the persons taking part in the meeting to hear one another and to communicate with one another. A meeting may also be held by conference call only. The participation in a meeting by these means is equivalent to a participation in person at such meeting.
     The board of directors may, unanimously, pass resolutions on one or several similar documents by circular means when expressing its approval in writing, by cable, telegram, telex or facsimile or any other similar means of communication. The entirety will form the minutes giving evidence of the resolution.
     The board of directors can deliberate and act validly by the vote of a majority of the members of the board of directors present or represented at the relevant meeting provided that any meeting of the board of directors shall be called with at least seven (7) days prior written notice, unless corporate affairs require a shorter notice period (down to 24 hours), in which case the urgency shall be duly described in the convening notice. The convening notice may be waived by the unanimous consent given orally, in writing or by fax, cable, telegram, email or telex of all directors. Separate notice shall not be required for individual meetings held at times and places prescribed in a schedule previously adopted by resolution of the board of directors.
     Except as otherwise agreed by unanimous consent of the members of the board of directors present or represented at a duly called meeting, no binding action may be taken on an item which did not appear on the agenda attached to the notice of the meeting.
     The board of directors will conduct appropriate reviews of all related party transactions on an on-going basis and the audit committee will review potential conflict of interest situations and will submit recommendations to the board of directors as appropriate.
     In case of a conflict of interests of a director, it being understood that the mere fact that the director serves as a director of a corporation belonging to the same group of companies as the Corporation shall not constitute a conflict of interests, he must inform the board of directors of such conflict and may not take part in the deliberation and the vote but he will be counted for the quorum.
     Any director having an interest in a matter submitted for approval to the board of directors conflicting with that of the Corporation, shall be obliged to inform the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in the deliberations of such matter. At the following general meeting, before any other resolution to be voted on, a special report shall be made on any transactions in which any of the directors may have an interest conflicting with that of the Corporation.
     Article 11. The minutes of any meeting of the board of directors shall be approved by the next meeting of the board of directors and signed by any two directors or the chairman and the secretary of the Corporation, if any. Copies or extracts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the chairman, any two directors or the secretary.

     Article 12. The board of directors is vested with the broadest powers to perform all acts of administration and disposition in the Corporation’s interests. All powers not expressly reserved by law or by these Articles to the general meeting of shareholders fall within the competence of the board of directors.
     According to article 60 of the law of August 10, 1915 on commercial companies, as amended, the daily management of the Corporation as well as the representation of the Corporation in relation with this management may be delegated to one or more persons, who need not be directors.
     The board of directors may in addition create from time to time one or several committees composed of directors and other persons and to which it may delegate powers and roles as appropriate. The board may in particular to create a body (the “executive committee”) to which it may delegate such power and duties as it deems fit.
     In addition the board may create a compensation committee and an audit committee. Each of these committees shall operate in accordance with internal rules and regulations to be set up by the board of directors.
     The Corporation may also grant special powers by authentic proxy or power of attorney by private instrument.
     Article 13. The Corporation will be bound by the joint signatures of any two directors. For acts regarding the daily management of the Corporation, the Corporation will be bound by the sole signature of the administrateur délégué (“Chief Executive Officer” or “CEO”) or any person or persons to whom such signatory power shall be delegated by the board of directors.
V. Supervision of the Corporation
     Article 14. The operations of the Corporation shall be supervised by one or several statutory auditors who shall be réviseurs d’entreprise licensed in Luxembourg who shall be elected by the general meeting of shareholders by a simple majority vote of the shares present or represented to hold office until the close of the next following annual general meeting or any adjournment thereof or until his successor is elected, if later. The auditor shall be eligible for re-election.
     Any auditor so elected may be removed with or without cause by the general meeting of shareholders by a simple majority vote of the shares present or represented.
VI. Accounting year, Balance
     Article 15. The accounting year of the Corporation shall begin on January first of each year and shall terminate on December 31st.
     Article 16. From the annual net profits of the Corporation, five per cent (5%) shall be allocated to the reserve required by law. This allocation shall cease to be required as soon and as long as such reserve amounts to ten per cent (10%) of the subscribed capital of the Corporation as stated in article 5 hereof or as increased or reduced from time to time as provided in article 5 hereof.
     The general meeting of shareholders, upon recommendation of the board of directors, will determine how the remainder of the annual net profits will be disposed of.
     All shares will rank equally to dividend distributions.
     Interim dividends may be distributed by observing the terms and conditions foreseen by law. The general meeting may authorise the board of directors to pay dividends in any other currency from that in which the accounts or the balance sheet are drawn up and to make a final decision on the exchange rate of the dividend into the currency in which payment will actually be made.
VII. Liquidation
     Article 17. In the event of dissolution of the Corporation, liquidation shall be carried out by one or several liquidators, who may be physical persons or legal entities, appointed by the meeting of shareholders effecting such dissolution and which shall determine their powers and their compensation.

VIII. Amendment of the Articles of Incorporation
     Article 18. These Articles of Incorporation may be amended by a resolution of the general meeting of shareholders adopted in the conditions of quorum and majority foreseen in article 67-1 of the Law of August 10, 1915 on commercial companies, as amended.
IX. Final clause — Applicable law — Jurisdiction clause
     Article 19. All matters not governed by these articles of incorporation shall be determined in accordance with the laws of the Grand-Duchy of Luxembourg and in particular with the law of August 10, 1915 on commercial companies, as amended.
     Article 20. The courts of Luxembourg-City shall have exclusive jurisdiction for all matters which could arise from the present articles of incorporation.